UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15)

______________________________

JMP Group LLC

(Name of Issuer)

Shares representing limited liability company interests in JMP Group LLC

(Title of Class of Securities)

46629U107

(CUSIP Number)

Walter Conroy

Chief Legal Officer

JMP Group LLC

600 Montgomery Street, Suite 1100

San Francisco, CA 94111

June 15, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the ”Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 46629U107
1)	Names of reporting persons. Joseph A. Jolson

2)	Check the appropriate box if a member of a group (see instructions)
(a)
(b)
3)	SEC Use Only
4)	Source of Funds OO
5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).
6)	Citizenship or Place of Organization USA

Number of shares beneficially	7)	Sole Voting Power: 36,400 (a)
owned by Each	8)	Shared Voting Power: 6,694,749 (b)
Reporting Person with:	9)	Sole Dispositive Power: 36,400 (a)
	10)	Shared Dispositive Power: 6,694,749 (b)

11)	Aggregate amount beneficially owned by each reporting person 6,730,749 (a)(b)
12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13)	Percent of class represented by amount in Row 11 34.38%
14)	Type of reporting person (see instructions) IN

Notes:

(a)	As of June 15, 2020, Mr. Jolson may be deemed to own beneficially 36,400 shares representing limited liability company interests (the “Common Shares”) held by Mr. Jolson directly.

(b)

As of June 15, 2020, Mr. Jolson may be deemed to share beneficial ownership of (i) 1,328,210 Common Shares held by the Joseph A. Jolson 1996 Trust dtd 3/7/96, of which Mr. Jolson is a trustee; (ii) 5,291,139 Common Shares held by the Joseph A. Jolson 1991 Trust dtd 6/4/91, of which Mr. Jolson is a trustee; and (iii) 75,000 Common Shares held by The Jolson Family Foundation.

CUSIP No. 46629U107
1)	Names of reporting persons. Joseph A. Jolson 1996 Trust dtd 3/7/96

2)	Check the appropriate box if a member of a group (see instructions)
(a)
(b)
3)	SEC Use Only
4)	Source of Funds PF
5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).
6)	Citizenship or Place of Organization California

Number of shares beneficially	7)	Sole Voting Power: 0
owned by Each	8)	Shared Voting Power: 1,328,210
Reporting Person with:	9)	Sole Dispositive Power: 0
	10)	Shared Dispositive Power: 1,328,210

11)	Aggregate amount beneficially owned by each reporting person 1,328,210
12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13)	Percent of class represented by amount in Row 11 6.78%
14)	Type of reporting person (see instructions) OO

CUSIP No. 46629U107
1)	Names of reporting persons. Joseph A. Jolson 1991 Trust dtd 6/4/91

2)	Check the appropriate box if a member of a group (see instructions)
(a)
(b)
3)	SEC Use Only
4)	Source of Funds PF
5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).
6)	Citizenship or Place of Organization California

Number of shares beneficially	7)	Sole Voting Power: 0
owned by Each	8)	Shared Voting Power: 5,291,139
Reporting Person with:	9)	Sole Dispositive Power: 0
	10)	Shared Dispositive Power: 5,291,139

11)	Aggregate amount beneficially owned by each reporting person 5,291,139
12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13)	Percent of class represented by amount in Row 11 27.03%
14)	Type of reporting person (see instructions) OO

Item 1. Security and Issuer.

This Amendment No. 15 (“Amendment”) relates to the Common Shares of JMP Group LLC, a Delaware limited liability company (the “Issuer”). The address of the principal executive office of the Issuer is 600 Montgomery Street, Suite 1100, San Francisco, CA 94111.

Item 2. Identity and Background.

(a)-(c)	This Statement is filed by:
(i)	Joseph A. Jolson, a US citizen;
(ii)	Joseph A. Jolson Trust dtd 3/7/96, a trust formed/established under the laws of California (the “1996 Trust”); and
(iii)	Joseph A. Jolson Trust dtd 6/4/91, a trust formed/established under the laws of California (the “1991 Trust”).

The foregoing are hereinafter sometimes collectively referred to as the “Reporting Persons.”  The Reporting Persons expressly disclaim status as a “group” for purposes of this Amendment.

Joseph A. Jolson’s principal occupation and employment is Chairman and Chief Executive Officer of the Issuer, and he is a trustee of the 1996 Trust and 1991 Trust.

The principal business address for each of the Reporting Persons is 600 Montgomery Street, Suite 1100, San Francisco, CA 94111.

(d)	During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding.

(e)

During the last five years, none of the Reporting Persons have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	As disclosed above, Joseph A. Jolson is a U.S. citizen, the 1996 Trust was formed/established under laws of California, and the 1991 Trust was formed/established under laws of California

Item 3. Source and Amount of Funds or Other Consideration.

Annex A, attached hereto and incorporated herein by reference, sets forth all the transactions effected by the 1991 Trust since the filing of Amendment No. 14 to Schedule 13D through June 15, 2020. The 1991 Trust acquired 243,037 Common Shares for a total purchase price of $862,467.70 using cash on hand.

On June 27, 2019, Mr. Jolson transferred 40,626 shares of JMP from his personal account to the 1996 Trust.

Item 4. Purpose of Transaction.

From the filing of Amendment No. 14 to Schedule 13D through May 13, 2020, as disclosed on Annex A, the 1991 Trust made open market purchases of Common Shares pursuant to a Rule 10b5-1 trading plan.

On December 14, 2018, the 1991 Trust entered into a Rule 10b5-1 trading plan for the purpose of acquiring Common Shares of the Issuer.

Open market acquisitions of Common Shares between December 21, 2018 and April 22, 2019 were made by the 1991 Trust pursuant to the December 14, 2018 Rule 10b5-1 trading plan.

On May 1, 2020, the 1991 Trust entered into a Rule 10b5-1 trading plan for the purpose of acquiring Common Shares of the Issuer.

Open market acquisitions of Common Shares between May 1, 2020 and May 13, 2020 were made by the 1991 Trust pursuant to the May 1, 2020 Rule 10b5-1 trading plan.

Open market acquisitions of Common Shares by the 1991 Trust on June 15, 2020 were made based on the trustee’s evaluation of the market price of shares on the New York Stock Exchange at the time.

On December 31, 2019, 60,000 vested and unexercised stock options expired.

The Reporting Persons intend to review their investment on a regular basis and, as a result of such review and subject to a Rule 10b5-1 trading plan, may determine at any time or from time to time, either alone or as part of a group:

●	to acquire additional securities of the Issuer through open market purchases, in privately negotiated transactions, or otherwise,

●	to dispose of all or a portion of the securities of the Issuer beneficially owned in the open market, in privately negotiated transactions, or otherwise, or

●

to take any other available course of action which may involve one or more of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D or have the results described in those subparagraphs.

Notwithstanding anything herein to the contrary, each Reporting Person specifically reserves the right to change its intention with respect to any and all matters disclosed or referenced herein. In reaching any decision with respect to any course of action, each Reporting Person expects it would take into consideration a variety of factors including, but not limited to, the Issuer's business and prospects, other business opportunities available to the Reporting Person, changes in applicable laws and regulations, general economic conditions, worldwide money and equity market conditions (including the market price of the securities of the Issuer), tax considerations and any other factors deemed relevant.

Item 5. Interest in Securities of the Issuer.

(a), (b)

Per the Issuer’s Form 10-Q filed on May 8, 2020, the Issuer has 19,577,409 Common Shares outstanding as of May 5, 2020.

As of June 15, 2020, the Reporting Persons beneficially own the following amounts of JMP Common Shares:

(i)	Joseph A. Jolson: 6,730,749 (34.38%)
(ii)	The 1996 Trust: 1,328,210 (6.78%)
(iii)	The 1991 Trust: 5,291,139 (27.03%)

The Reporting persons have the sole power to vote or direct the vote of, or the sole power to dispose or direct the disposition of, the following Common Shares:

(i)	Joseph A. Jolson: 36,400
(ii)	The 1996 Trust: 0
(iii)	The 1991 Trust: 0

The Reporting persons have the shared power to vote or direct the vote of, or the shared power to dispose or direct the disposition of, the following Common Shares:

(i)	Joseph A. Jolson: 6,694,349
(ii)	The 1996 Trust: 1,328,210
(iii)	The 1991 Trust: 5,291,139

As noted on Joseph A. Jolson’s cover page, he may be deemed to share beneficial ownership over (i) 1,328,210 Common Shares held by the 1996 Trust of which Mr. Jolson is a trustee; (ii) 5,291,139 Common Shares held by the 1991 Trust of which Mr. Jolson is a trustee and (iii) 75,000 Common Shares held by The Jolson Family Foundation.

(c) Information concerning transactions in the Common Shares effected by the 1991 Trust is set forth on Annex A hereto and is incorporated herein by reference. Information concerning transactions in the Common Shares effected in the past 60 days is set forth on Annex A in numbers 15-19.

(d) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Joseph A. Jolson is the Chairman of the board of directors and Chief Executive Officer of the Issuer.

Item 7. Material to be filed as Exhibits.

Exhibit A: Joint Filing Agreement (filed herewith)

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 17, 2020

/s/ Joseph A. Jolson

Joseph A. Jolson 1996 Trust dtd 3/7/96

/s/ Joseph A. Jolson
Joseph A. Jolson, Trustee

Joseph A. Jolson 1991 Trust dtd 6/4/91

/s/ Joseph A. Jolson
Joseph A. Jolson, Trustee

ANNEX A

TRANSACTIONS IN COMMON SHARES BY THE REPORTING PERSONS

1.	On March 20, 2019, the 1991 Trust acquired 16,575 shares at an average price of $4.0035 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

2.	On March 22, 2019, the 1991 Trust acquired 8,900 shares at an average price of $4.0301 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

3.	On March 25, 2019, the 1991 Trust acquired 3,810 shares at an average price of $4.0002 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

4.	On March 26, 2019, the 1991 Trust acquired 14,964 shares of JMP at an average price of $3.9801 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

5.	On March 27, 2019, the 1991 Trust acquired 12,695 shares of JMP at an average price of $3.9980 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

6.	On March 28, 2019, the 1991 Trust acquired 7,300 shares of JMP at an average price of $3.9314 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

7.	On March 29, 2019, the 1991 Trust acquired 5,900 shares of JMP at an average price of $3.9778 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

8.	On April 1, 2019, the 1991 Trust acquired 40,969 shares of JMP at an average price of $3.8667 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

9.	On April 8, 2019, the 1991 Trust acquired 1,000 shares of JMP at an average price of $3.95 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

10.	On April 16, 2019, the 1991 Trust acquired 1,300 shares of JMP at an average price of $3.9808 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

11.	On April 17, 2019, the 1991 Trust acquired 7,500 shares of JMP at an average price of $4.00 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

12.	On April 18, 2019, the 1991 Trust acquired 7,506 shares of JMP at an average price of $3.9753 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

13.	On April 22, 2019, the 1991 Trust acquired 1,000 shares of JMP at an average price of $3.9800 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

14.	On June 27, 2019, Mr. Jolson transferred 40,626 shares of JMP from his personal account to the 1996 Trust.

15.	On May 1, 2020, the 1991 Trust acquired 6,000 shares of JMP at an average price of $2.4459 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

16.	On May 6, 2020, the 1991 Trust acquired 4,000 shares of JMP at an average price of $2.5098 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

17.	On May 7, 2020, the 1991 Trust acquired 2,958 shares of JMP at an average price of $2.5944 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

18.	On May 13, 2020, the 1991 Trust acquired 33,390 shares of JMP at an average price of $3.9663 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

19.	On June 15, 2020, the 1991 Trust acquired 67,270 shares of JMP at an average price of $2.77 per share in open market purchases.

EXHIBIT A

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that the Schedule 13D, to which this Agreement is attached as Exhibit A, and all amendments thereto may be filed on behalf of each such person.

Date: June 17, 2020

/s/ Joseph A. Jolson

Joseph A. Jolson 1996 Trust dtd 3/7/96

/s/ Joseph A. Jolson
Joseph A. Jolson, Trustee

Joseph A. Jolson 1991 Trust dtd 6/4/91

/s/ Joseph A. Jolson
Joseph A. Jolson, Trustee